SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2004

                     China Petroleum & Chemical Corporation
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F   _/X/_          Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes ____                     No  _/X/_

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A
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This Form 6-K consists of:

Indicative announcement on the waiver by the China Securities Regulatory Committee from the requirement of a general offer by Sinopec Group Company as a result of Share Transfers announced on November 12, 2004 in English by China Petroleum & Chemical Corporation (the "registrant").

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     China Petroleum & Chemical Corporation



                                                            By: /s/ Chen Ge

                                                              Name: Chen Ge

                                 Title: Secretary to the Board of Directors



Date: November 12, 2004

                               [GRAPHIC OMITTED]
               (a joint stock limited company incorporated in the
              People's Republic of China with limited liability)
                               (Stock code: 386)

Indicative announcement on the waiver by the China Securities Regulatory Committee from the requirement of a general offer by Sinopec Group Company as a result of the Share Transfers

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                                 SPECIAL NOTICE

Sinopec Corp. and all members of the board of directors of Sinopec Corp. confirm that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Further to the publication of the Indicative announcement on the transfers of shares of Sinopec Corp. pursuant to share transfer agreements by Sinopec Corp. on 15th October 2004, Sinopec Group Company has recently received a waiver issued by the China Securities Regulatory Commission from the requirement of making a general offer by Sinopec Group Company of the shares of Sinopec Corp. as a result of the Share Transfers.
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Further to the publication of the Indicative announcement on the transfer of shares of Sinopec Corp. pursuant to share transfer agreements by China Petroleum & Chemical Corporation ("Sinopec Corp.") on 15th October 2004, in accordance with the laws of the People's Republic of China and the relevant conditions of the transfer agreements, Sinopec Group Company has recently received a waiver issued by the China Securities Regulatory Commission from the requirement of making a general offer by Sinopec Group Company of the shares of Sinopec Corp. as a result of the Share Transfers (Zhengjiangongsizi [2004] 78). The following sets out the main contents of the waiver from the China Securities Regulatory Commission:

Agreeing to waive the requirement of making a general offer by Sinopec Group Company as a result of its increase in the holding by 11,143,000,000 state-owned shares of Sinopec Corp. (representing 12.852% of the total issued share capital). Sinopec Corp. will, together with China Development Bank and China Cinda Asset Management Corporation, conduct the relevant transfer procedures in accordance with the relevant requirements shortly.

                                                       By Order of the Board
                                                              Chen Ge
                                                     Secretary to the Board of
                                                             Directors

Beijing, the PRC, 12th November 2004

As at the date of this announcement, the directors of the Company are: Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors are:
Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director is: Mr Cao Yaofeng.